05037006

SEC ... EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37675

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooke Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, 5th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Brian Kessler (212) 403-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooke Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LYNN VAZQUEZ
Notary Public, State of New York
No 01VA5036027
Qualified in Queens County
Commission Expires 11-14-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BROOKE SECURITIES, INC.

December 31, 2004

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Brooke Securities, Inc.

We have audited the accompanying statement of financial condition of Brooke Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooke Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 14, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Brooke Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 275,759
Receivable from broker	132,934
Securities owned, at market (cost $329,806)	192,818
Commissions receivable	21,710
Prepaid expenses	11,780
Other	1,860
Total assets	$636,861

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to parent	$ 31,740
Payable to affiliate	142,331
Accounts payable and accrued expenses	54,376
Other	18,174
Total liabilities	246,621
Commitments and contingencies	
Stockholder's equity	
Common stock, $.01 par value; authorized, 1,000 shares; issued and outstanding, 720 shares	7
Additional paid-in capital	365,867
Retained earnings	24,366
Total stockholder's equity	390,240
Total liabilities and stockholder's equity	$636,861

The accompanying notes are an integral part of this statement.

Brooke Securities, Inc.

STATEMENT OF INCOME

Year ended December 31, 2004

Revenues	
Commissions	$1,688,874
Referral fees	114,569
Interest and dividends	48,076
Realized losses	32,141
Net change in unrealized depreciation	(61,407)
Other	28,951
Total revenues	1,851,204
Expenses	
Referral fees	974,369
Commissions	216,190
Salaries and benefits	287,980
Execution and clearing costs	196,873
Rent	40,500
Communications	18,155
Professional fees	39,817
Leases	19,116
Registration fees	13,021
Insurance	3,416
Entertainment and travel	2,971
Subscriptions and publications	1,573
Other	3,360
Total expenses	1,817,341
Net income before provision for income taxes	33,863
Provision for income taxes	(31,740)
NET INCOME	$ 2,123

The accompanying notes are an integral part of this statement.

Brooke Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2004

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2004	$7	$365,867	$ 622,243	$ 988,117
Dividends paid			(600,000)	(600,000)
Net income	–		2,123	2,123
Balance at December 31, 2004	$7	$365,867	$ 24,366	$ 390,240

The accompanying notes are an integral part of this statement.

Brooke Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

Cash flows from operating activities	
Net income	$ 2,123
(Increase) decrease in operating assets	
Receivable from broker	(11,569)
Securities owned, at market	149,252
Commissions receivable	34,849
Investment management fees receivable	630
Receivable from affiliate	7,694
Prepaid expenses	(1,018)
Other	(1,447)
Increase (decrease) in operating liabilities	
Payable to parent	31,740
Payable to affiliate	142,331
Accounts payable and accrued expenses	(385,134)
Other	(628)
Net cash used in operating activities	(31,177)
Cash flows from capital activities	
Dividends paid	(600,000)
Net cash used in capital activities	(600,000)
Net decrease in cash	(631,177)
Cash, and cash equivalents beginning of year	906,936
Cash, and cash equivalents end of year	$ 275,759

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - ORGANIZATION

Brooke Securities, Inc. is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is principally engaged in a retail business to generate commission revenue through the sale of securities, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirements of SEC rule 15c-3 under paragraph k(2)(ii). The Company is a wholly-owned subsidiary of Brooke Securities Holdings, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2004, the Company invested $217,749 in a Money Market Fund Deposit account sponsored by its clearing broker.

Securities Transactions

The Company records securities transactions executed for the Company or for its customers and the related commissions and expenses on a trade-date basis. Interest income is recorded on the accrual basis.

The Company values securities at fair market value. Fair market value is determined as follows: Securities owned and securities sold, but not yet purchased listed on a national securities exchange are valued at the closing market price on the principal exchange on which they are traded.

NOTE B (continued)

Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the bid price for long positions and the asked price for short positions.

Net changes in unrealized appreciation or depreciation of investments are included in the statement of income.

Income Taxes

The Company is subject to Federal, state and local corporate income taxes. The Company files a consolidated Federal tax return and a combined return for state and local purposes with its Parent. The Company has recorded $31,740 of its allocable share of Federal, state and local income tax liability for the combined group of the Parent, which is reflected in the statement of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2004, the Company had net capital of $293,237, which was $193,237 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.84.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, pursuant to the PAIB agreement, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE D - RELATED PARTY TRANSACTIONS

The Company pays a referral fee for brokerage commissions to its offshore affiliate, which amounted to $974,369 for the year ended December 31, 2004. At December 31, 2004, the amount payable to the offshore affiliate for these fees was $118,926. Additionally, the Company receives a referral fee for brokerage commissions from its offshore affiliate, which amounted to $114,569 of which the amount due at December 31, 2004 is $38,358.

The Company has a payable to the Parent for its allocable share of Federal, state and local income tax liability for the combined group of the Parent. At December 31, 2004, the amount payable to the Parent for taxes amounted to $31,740.

For the year ended December 31, 2004, Olympia Capital Associates, L.P. ("OCA") advanced the Company approximately $81,000 for certain expenses, of which $23,405 is payable at December 31, 2004.

NOTE E - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE G - COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Company leases its premises under an annual sublease agreement (the "Agreement") with OCA for a one-year period ending December 31 of each year. The Agreement has been renewed to December 31, 2005 under the same terms and conditions. The annual rent for the premises charged to the Company by OCA is $40,500, which is included in the statement of income. For the period ended December 31, 2005, the rent commitment is $40,500.

NOTE H - DIVIDENDS

On January 5, 2004 and March 4, 2004, the Company declared and paid dividends of $400,000 and $200,000, respectively, to the Parent for the year ended December 31, 2004.

SUPPLEMENTARY INFORMATION

Brooke Securities, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

Net capital	
Ownership equity qualified for net capital	$ 390,240
Deductions and/or charges	
Nonallowable assets	13,640
Cash held at broker	9,887
Net capital before haircuts on securities positions	366,713
Haircuts	(73,476)
Net capital	293,237
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $16,441 or $100,000	(100,000)
Excess net capital	$ 193,237
Ratio of aggregate indebtedness to net capital	0.84 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

Brooke Securities, Inc.

STATEMENT PURSUANT TO RESERVE RQUIREMENTS OF RULE 15c3-3

December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.